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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                December 2, 2002

                          LONDON ELECTRICITY GROUP PLC

                                  Templar House
                               81-87 High Holborn
                                 London WC1V 6NU
                                     England
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F     X           Form 40-F
                                 -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No     X
                          -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Press Release
           QUIP Redemption Notice

This report on Form 6-K shall be incorporated by reference in the Annual Report on Form 20-F (Registration No. 333-33331), as amended, filed by
London Electricity Group plc under the Securities Act of 1934, to the extent not superseded by documents or reports subsequently filed by London Electricity Group plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



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                                  EXHIBIT LIST




Exhibit             Description

99.1                Press Release
99.2                QUIP Redemption Notice




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                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         LONDON ELECTRICITY GROUP PLC


                                         By: /s/ Steve Bott
                                            --------------------------
                                         Name:  Steve Bott
                                         Title: Group Treasurer




Date:  December 2, 2002